UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: December 18, 2019

(Date of earliest event reported)

Forbes Energy Services Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-35281	98-0581100
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3000 South Business Highway 281 Alice, Texas		78332
(Address of Principal Executive Offices)		(Zip Code)

(361) 664-0549

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	FLSS	OTCQX Best Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).  ☐

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 – Entry into a Material Definitive Agreement.

Merger Agreement

On December 18, 2019, Forbes Energy Services Ltd., a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Superior Energy Services, Inc., a Delaware corporation (“Superior”), New NAM, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Superior (“NAM”), Spieth Newco, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of the Company (“Holdco”), Spieth Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco (“NAM Merger Sub”), and Fowler Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco (“Fowler Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, NAM Merger Sub will merge with and into NAM (the “NAM Merger”) and Forbes Merger Sub will merge with and into the Company (the “Forbes Merger,” and together with the NAM Merger, the “Mergers”), with each of NAM and the Company continuing as surviving entities and wholly owned subsidiaries of Holdco. On December 17, 2019, the board of directors of the Company and the board of directors of Superior each unanimously approved the Merger Agreement.

Prior to the effective time of the Mergers (the “Effective Time”), Superior and certain of its subsidiaries will enter into a separation agreement (the “Separation Agreement”) setting forth the terms of the consolidation of Superior’s U.S. service rig, coiled tubing, wireline, pressure control, flowback, fluid management and accommodation services lines (the “Superior U.S. Business”) under the ownership of NAM as contemplated by the Merger Agreement. Upon the terms and subject to conditions set forth in the Separation Agreement, Superior and its subsidiaries party thereto will enter into a series of transactions to effectuate an internal reorganization (the “Reorganization”) such that, after giving effect to the Reorganization, the Superior U.S. Business will be separated from Superior and consolidated under NAM.

At the Effective Time, the holders of shares of common stock, par value $0.01 per share, of the Company (“Forbes Common Stock”) that are (i) issued and outstanding immediately prior to the Effective Time or that constitute Exchange Shares (as defined below) or (ii) issuable upon conversion of the Forbes Convertible PIK Notes (as defined below) in accordance with the Merger Agreement, will, by virtue of the Forbes Merger, have the right to receive a number of shares of the voting Class A common stock, par value $0.01 per share, of Holdco (“Holdco Class A Common Stock”) that, taken together with the Contribution Shares (as defined below), will be equal to 50.1% of the outstanding Holdco Class A Common Stock. The Holdco Class A Common Stock issued to holders of Forbes Common Stock and Forbes Convertible PIK Notes will collectively represent an approximate 35% economic interest in Holdco (the “Forbes Merger Consideration”). An aggregate of 1.5% of the Forbes Merger Consideration shall be allocated, pro rata, to the outstanding shares of Forbes Common Stock (including for this purpose shares issuable in respect of awards of restricted stock units and performance stock units of the Company, but excluding Exchange Shares). An aggregate of 98.5% of the Forbes Merger Consideration shall be allocated, pro rata, to (x) the Forbes Convertible PIK Notes converted into shares of Forbes Common Stock in accordance with the indenture governing the Forbes Convertible PIK Notes, (y) the Exchange Notes (as defined below) and (z) the Contribution Notes (as defined below). At the Effective Time, Superior, through its subsidiaries, will, by virtue of the NAM Merger, receive (i) 49.9% of the issued and outstanding Holdco Class A Common Stock, (ii) 100% of the issued and outstanding non-voting Class B common stock, par value $0.01 per share, of Holdco (“Holdco Class B Common Stock” and, together with the Holdco Class A Common Stock, “Holdco Common Stock”) and (iii) Holdco Secured Notes (as defined below) issued pursuant to the Exchange Financing (as defined below) (such shares of Holdco Class A Common Stock, shares of Holdco Class B Common Stock and Holdco Secured Notes, collectively, the “NAM Merger Consideration”). The Holdco Common Stock issued to Superior as NAM Merger Consideration will represent an approximate 65% economic interest in Holdco. Each of the Company’s and Superior’s economic interest in Holdco will be subject to adjustment within certain parameters (but not more than 0.73%) based on the net debt position of the Company immediately prior to the closing of the Mergers.

Each award of restricted stock units and performance stock units of the Company will be treated as follows:

•

each outstanding award of a restricted stock unit granted under the Company’s equity compensation plans (the “Forbes Stock Plans”) that is subject to time-based vesting requirements will immediately vest and thereupon be cancelled and converted into a share of Forbes Common Stock. The holder of each such share of Forbes Common Stock will have the right to receive the Forbes Merger Consideration; and

•

each outstanding award of a restricted stock unit granted under the Forbes Stock Plans that is subject to performance-based vesting requirements will immediately vest and be cancelled and converted into a share of Forbes Common Stock. The holder of each such share of Forbes Common Stock shall have the right to receive the Forbes Merger Consideration.

Prior to the Effective Time, the Company will cause the aggregate principal amount of its 5.00% Subordinated Convertible PIK Notes due June 30, 2020 (the “Forbes Convertible PIK Notes”) outstanding at such time that is not held by Ascribe Capital LLC or its affiliates (collectively, “Ascribe”) or Solace Capital Partners, L.P. or its affiliates (collectively, “Solace”) to convert into shares of Forbes Common Stock in accordance with the indenture governing the Forbes Convertible PIK Notes.

Pursuant to the terms of the Exchange and Contribution Agreement, dated effective as of the date of the Merger Agreement, by and among the Company, Holdco, Ascribe and Solace (the “Exchange and Contribution Agreement”), immediately prior to the record date for the special meeting of stockholders of the Company to be held to approve the Merger Agreement, Ascribe and Solace will exchange an equal amount of Forbes Convertible PIK Notes (including all accrued interest thereon) then held by Ascribe and Solace (the “Exchange Notes”) for such number of shares of Forbes Common Stock (the “Exchange Shares”), that will result in Ascribe and Solace collectively holding an aggregate amount of Forbes Common Stock representing 51% of the voting power of the outstanding shares of Forbes Common Stock.

Immediately prior to the Effective Time, (i) the balance of the aggregate principal amount of Forbes Convertible PIK Notes that is held by Ascribe and Solace (the “Contribution Notes”) will be contributed to Holdco in exchange for shares of Holdco Class A Common Stock (the “Contribution Shares”) and (ii) the portion of the aggregate principal amount outstanding under the Company’s existing term loan that is held by Ascribe and Solace as of the date of the Merger Agreement, together with accrued interest thereon, will be exchanged for approximately $30 million in new mandatory convertible preferred shares of Holdco (the “Holdco Convertible Preferred Shares”), in each case pursuant to the terms of the Exchange and Contribution Agreement. The Holdco Convertible Preferred Shares will be entitled to cash dividends at a rate of 5% per annum, payable bi-annually, and on the third anniversary of the closing of the Mergers will be subject to mandatory conversion into a number of shares of Holdco Class A Common Stock equal to 20% of the outstanding shares of Holdco Common Stock outstanding at the closing of the Mergers on a fully diluted basis. It is anticipated that Holdco will retire the remaining balance of the Company’s term loan for cash with proceeds from the ABL Facility (as defined below).

The foregoing summary of the Exchange and Contribution Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Exchange and Contribution Agreement, a copy of which is attached hereto as Exhibit 1.1, and incorporated into this Current Report on Form 8-K by reference in its entirety.

The Company has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative acquisition proposals. However, if the Company receives from any person an unsolicited, written and bona fide acquisition proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement and the Company’s board of directors concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited, written and bona fide acquisition proposal constitutes, or could reasonably be expected to result in, a superior offer, the Company may furnish non-public information regarding the Company or any of its subsidiaries to such person and engage in discussions and negotiations with such person; provided that the Company provides notice and furnishes any non-public information provided to the maker of the acquisition proposal to Superior substantially concurrently with providing such non-public information to the maker of the acquisition proposal.

The completion of the Mergers is subject to the satisfaction or waiver of customary closing conditions, including: (i) adoption of the Merger Agreement by holders of at least a majority of the shares of Forbes Common Stock outstanding as of the record date for the meeting of Forbes shareholders; (ii) absence of any court order or regulatory injunction prohibiting completion of the Mergers, (iii) expiration or termination of review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) effectiveness of Holdco’s registration statement on Form S-4 to register the Holdco Common Stock to be issued in the Mergers, (v) the Company’s net debt (which for this purpose refers to borrowings under the Company’s credit agreement less cash and cash equivalents, as determined in accordance with the Merger Agreement) not exceeding $5 million, (vi) relief (whether by waiver, amendment, consent, termination or otherwise) from the provisions of Superior’s credit agreement that would otherwise prohibit the Mergers and the other transactions contemplated by the Merger Agreement, (vii) consummation of the Exchange Financing (as defined below) on the terms set forth in the Merger Agreement, (viii) receipt of financing pursuant to a new asset-based credit facility of Holdco on the terms described in the Merger Agreement (the “ABL Facility”), (ix) receipt by the boards of directors of the Company, Holdco and Superior of opinions from an appraisal firm of national standing to the effect that, immediately following the Effective Time, and after giving effect to the transactions contemplated by the Merger Agreement and by the other transaction documents contemplated by the Merger Agreement, each of Superior and Holdco will be solvent, (x) the absence of any material adverse change with respect to the Company or the Superior U.S. Business, (xi) subject to specified materiality standards, the accuracy of the representations and warranties of the other party and (xii) compliance by the other party in all material respects with its covenants.

The Company and Superior have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of each of the Company’s business, Superior’s business and the Superior U.S. Business between the date of the signing of the Merger Agreement and the closing date of the Mergers and (ii) the efforts of the parties to cause the Mergers to be completed, including using their reasonable best efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities, and (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations.

The Merger Agreement contains certain termination rights for the Company and Superior. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, (i) the Company may be required to pay to Superior a termination fee equal to $1.0 million or (ii) Superior may be required to pay the Company a termination fee equal to either $3.0 million or $5.0 million.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1, and incorporated into this Current Report on Form 8-K by reference in its entirety. It is not intended to provide any other factual information about the Company, Superior, Holdco or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Superior or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s, Superior’s or Holdco’s public disclosures.

Voting and Support Agreements

Contemporaneously with the execution of the Merger Agreement, the Company, Holdco and Superior entered into a voting and support agreement (collectively, the “Voting and Support Agreements”) with each of Ascribe, Solace, John E. Crisp (Chief Executive Officer of the Company), and L. Melvin Cooper (Chief Financial Officer of the Company) (each, a “Designated Stockholder” and, collectively, the “Designated Stockholders”). Subject to the terms and conditions of the Voting and Support Agreements, each Designated Stockholder has agreed to, among other things, vote all of the shares of Forbes Common Stock owned by such Designated Stockholder as of the record date for the Company’s stockholder meeting (i) in favor of the adoption of the Merger Agreement, (ii) against any acquisition proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement, (iii) against any action or agreement that would reasonably be expected to result in a breach of the Merger Agreement and (iv) against any other action that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement. In addition, Ascribe and Solace have agreed not to transfer any of their shares of Forbes Common Stock or deposit any such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares (except as otherwise provided in the Voting and Support Agreements) until the termination date of the Voting and Support Agreements. Notwithstanding the foregoing, in the event of a change in recommendation made by the Company’s board of directors, each of Ascribe and Solace will be required to vote the number of shares representing 17.5% of the aggregate voting power of Forbes Common Stock in accordance with (i) through (iv) of the preceding sentence, and will have discretion as to how it votes its remaining shares of Forbes Common Stock.

The foregoing summary of the Voting and Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting and Support Agreements, copies of which are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4, and incorporated into this Current Report on Form 8-K by reference in their entirety.

Exchange Offer and Consent Solicitation

As a condition of the Mergers, SESI, L.L.C. (“SESI”), a wholly owned subsidiary of Superior, intends to consummate (1) an offer to exchange (the “Exchange Offer”) up to $500 million of its $800 million aggregate principal amount of outstanding 7.125% Senior Notes due 2021 (the “Original Notes”) for up to $500 million of newly issued longer-dated notes (the “New Notes”) and (2) a concurrent consent solicitation (the “Consent Solicitation”) to amend the lien covenant in the indenture governing the Original Notes (the “Original Notes Indenture”) to permit the issuance of the Superior Secured Notes (as defined and described below).

Assuming successful consummation of the Exchange Offer, substantially concurrently with the consummation of the Mergers, the New Notes will automatically exchange into (1) up to $250 million of Senior Second Lien Secured Notes to be issued by Holdco (the “Holdco Secured Notes” and such exchange, the “Exchange Financing”) and (2) only to the extent that consents are received in the consent solicitation from holders holding at least a majority of the then-outstanding aggregate principal amount of Original Notes (the “Requisite Consents”), up to $250 million of Senior Second Lien Secured Notes to be issued by SESI (the “Superior Secured Notes”).

Cautionary Statement Regarding Forward-Looking Statements

All statements in this Current Report on Form 8-K (and oral statements made regarding the subjects of this Current Report on Form 8-K) contain certain forward-looking statements concerning the Company, Superior, Holdco and the proposed transaction between the Company and Superior. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, the Company’s, Superior’s and Holdco’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect Holdco or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the Company and Superior to terminate the Merger Agreement; adverse effects on the market price of the Forbes Common Stock and on the Company’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of the Company or Holdco to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of the Company’s or Holdco’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of the Forbes Common Stock and on the Company’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; uncertainties with respect to the eligibility of Holdco to list its common stock on NASDAQ or another national securities exchange and as to the timing of any such listing; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of the Company’s operations into Holdco’s; the risk of litigation or regulatory actions; effects on the ability of the Company or Holdco to retain and hire key personnel; the risk that certain contractual restrictions contained in the Merger Agreement during the pendency of the proposed transaction could adversely affect the Company’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which the Company and Holdco operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction, as well as in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operation,” as well as in its subsequent reports on Form 8-K, all of which are or will be filed with the SEC and available at www.sec.gov. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this Current Report on Form 8-K are cautioned not to place undue reliance on such forward-looking statements. The Company assumes no obligation to update or revise the information contained in this Current Report on Form 8-K (whether as a result of new information, future events or otherwise), except as required by applicable law.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, any offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Holdco will file a registration statement on Form S-4, including a joint proxy statement/prospectus of the Company and Holdco, with the SEC. SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.forbesenergyservices.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on the public reference room.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

1.1*	Exchange and Contribution Agreement, dated effective as of December 18, 2019, by and among the Forbes Energy Services Ltd., Spieth Newco, Inc., Ascribe Capital LLC and Solace Capital Partners, L.P.

2.1*	Agreement and Plan of Merger, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd, Spieth Newco, Inc., Spieth Merger Sub, Inc. and Fowler Merger Sub, Inc.

10.1	Voting and Support Agreement, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd., Ascribe Capital LLC and each of the other parties thereto.

10.2	Voting and Support Agreement, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd., Solace Capital Partners, L.P. and each of the other parties thereto.

10.3	Voting and Support Agreement, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd. and John E. Crisp.

10.4	Voting and Support Agreement, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd. and L. Melvin Cooper.

*

Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Forbes Energy Services Ltd.

Date: December 23, 2019	By:	/s/ L. Melvin Cooper
L. Melvin Cooper
Senior Vice President and Chief Financial Officer